Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this circular with the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

CONNECTED TRANSACTION RELATING TO THE
COALBED METHANE RESOURCES EXPLORATION AND
DEVELOPMENT COOPERATION AGREEMENT

Independent Financial Adviser to the Independent Board Committee
SOMERLY LIMITED

A notice convening an extraordinary general meeting of CNOOC Limited to be held on 21 August 2012 at 5:30 p.m. at Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, is set out on pages 46 to 47 of this circular. Whether or not you intend to attend such meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 36 hours before the time appointed for holding such meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders of CNOOC Limited from attending and voting in person at the meeting or any adjourned meeting if they so wish.

3 August 2012

CONTENTS

DEFINITIONS	1

LETTER FROM THE BOARD	4

1. INTRODUCTION	4

2. DESCRIPTION OF THE AGREEMENT	6

3. INFORMATION RELATING TO CUCBM	11

4. REASONS FOR AND BENEFITS OF THE TRANSACTION	11

5. FUNDING COMMITMENT UNDER THE AGREEMENT	13

6. IMPLICATIONS UNDER THE LISTING RULES	15

7. GENERAL	15

8. EGM	15

9. RECOMMENDATION OF THE BOARD	16

10. RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE	16

LETTER FROM THE INDEPENDENT BOARD COMMITTEE	18

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER	19

APPENDIX I - GENERAL INFORMATION	41

NOTICE OF EXTRAORDINARY GENERAL MEETING	46

– i –

DEFINITIONS

In this Circular, unless the context otherwise requires, the following expressions have the following meanings:

“Agreement”
the Coalbed Methane Resources Exploration and Development Cooperation Agreement dated 3 August 2012 between CNOOC China and CUCBM in relation to the exploration, development, production and sale of CBM and CBM products

“Announcement”	the announcement dated 3 August 2012 made by the Company in relation to the Agreement

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors of the Company

“CBM”	Coalbed Methane

“CBM Field”	an existing CBM discovery or an accumulation of CBM for which it has been decided to proceed with development within the Contract Areas

“Circular”	the circular issued by the Company to its Shareholders dated 3 August 2012

“CNOOC”
China National Offshore Oil Corporation (中國海洋石油 總公司), the controlling shareholder of the Company indirectly holding approximately 64.45% of the Shares of the Company in issue through OOGC and CNOOC BVI as at the date of this Circular

“CNOOC BVI”
CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability, a direct wholly owned subsidiary of OOGC and the controlling shareholder of the Company directly holding approximately 64.45% of the Shares of the Company in issue as at the date of this Circular

“CNOOC China”	CNOOC China Limited (中海石油（中國）有限公司), a limited liability company incorporated in the PRC and a direct wholly owned subsidiary of the Company

“Company”
CNOOC Limited (中國海洋石油有限公司), a company incorporated in Hong Kong with limited liability, whose Shares are listed on the Stock Exchange and whose American Depository Receipts are listed on the New York Stock Exchange

DEFINITIONS

“Contract Areas”	the areas for which CUCBM has been granted exclusive rights to explore, develop and produce CBM and within which exploration, development and production activities will be conducted under theAgreement

“CUCBM”	China United Coalbed Methane Corporation Limited (中聯煤層氣有限責任公司), a limited liability company incorporated in the PRC

“Director(s)”	director(s) of the Company as at the date of this Circular

“Effective Date”	the date on which the Agreement takes effect, which is a date after the signing date of the Agreement, subject to certain conditions precedent in the Agreement being satisfied

“EGM”
the extraordinary general meeting of the Company proposed to be convened and held on 21 August 2012 at 5:30 p.m. to approve the Agreement and the transactions contemplated thereunder, or any adjournment thereof

“EGM Notice”	the notice dated 3 August 2012 convening the EGM as set out on pages 46 to 47 of this Circular

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”
an independent committee of the Board comprising Mr. Chiu Sung Hong, Mr. Lawrence J. Lau, Mr. Tse Hau Yin, Aloysius and Mr. Wang Tao, the independent non-executive Directors, which has been formed for the purpose of advising the Independent Shareholders in relation to the Agreement and the transactions contemplated thereunder with Mr. Chiu Sung Hong acting as the chairman

“Independent Financial Adviser” or “Somerley”
Somerley Limited, a corporation licensed to carry out type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO, which has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Independent Shareholder(s)”	Shareholders of the Company other than CNOOC and its associates

“Latest Practicable Date”	30 July 2012, being the latest practicable date prior to the printing of this Circular for ascertaining certain information herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time)

“OOGC”
Overseas Oil and Gas Corporation, Ltd., a company incorporated in Bermuda with limited liability, a direct wholly owned subsidiary of CNOOC, the sole shareholder of CNOOC BVI, and a shareholder of the Company directly holding five shares of the Company as at the date of this Circular

“Ordinary Resolution(s)”	the proposed ordinary resolution(s) as referred to in the EGM Notice

“PRC”	the People's Republic of China, excluding for the purpose of this Circular, Hong Kong, Macau and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	shares(s) of HK$0.02 each in the share capital of the Company

“Shareholder(s)”	registered holder(s) of the Shares

“State Council”	State Council of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Board of Directors	Registered office
65th Floor, Bank of China Tower
1 Garden Road
Hong Kong
Executive Directors
Li Fanrong
Wu Guangqi

Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang

Independent Non-executive Directors
Chiu Sung Hong (Chairman of the Independent Board Committee)
Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao

3 August 2012

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION RELATING TO THE
COALBED METHANE RESOURCES EXPLORATION AND
DEVELOPMENT COOPERATION AGREEMENT

1. INTRODUCTION

Reference is made to the Announcement in relation to the Agreement. On 3 August 2012, the Board announced that CNOOC China entered into the Agreement with CUCBM in connection with the exploration, development, production and sale of CBM and CBM products within the Contract Areas. The term of the Agreement commences on the Effective Date and expires on the later of (i) 30 years from the Effective Date, and (ii) the end of the production period of the last CBM Field in the Contract Areas, unless otherwise agreed by CNOOC China and CUCBM.

LETTER FROM THE BOARD

The Agreement will cover three phases, namely exploration, development and production periods. It is expected that the exploration period will be the initial five years from the Effective Date, which is further divided into two stages with the initial three years as the first stage and the following two years as the second stage. The actual duration of exploration period of particular field within the Contract Areas will vary depending on the progress of exploration in such area.

CNOOC China is a direct wholly owned subsidiary of the Company. CNOOC, the controlling shareholder of the Company, currently holds 50% of the equity interests in CUCBM. On the basis that CNOOC is entitled to exercise or control the exercise of 30% or more of the voting right at general meetings of CUCBM, CUCBM is an associate of the controlling shareholder of the Company and hence a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. CNOOC China, as the operator for the CBM operations within the Contract Areas, will carry out exploration and operational activities in the Contract Areas and will obtain certain participating interests and profit sharing in the relevant CBM Fields in the event that any commercial discovery has been made within the Contract Areas. The Agreement constitutes a connected transaction of the Company under Rule 14A.13(6) of the Listing Rules.

According to applicable PRC laws and regulations as well as the Agreement, CNOOC China must fulfil the annual minimum exploration work commitment and incur the minimum amount of exploration costs in every calendar year of the exploration period. As at the date of this Circular, CNOOC China expects to incur the total expenses of RMB9,933.3 million (the “Budgeted Expenses”), (being (1) the sum of RMB9,713.3 million for the initial three years of the exploration period, which includes (i) the minimum exploration costs of RMB330 million as required under the applicable PRC laws and regulations; (ii) the costs for the additional seismic survey, geological and geophysical studies, drilling and testing to increase the chance of successful discovery for the initial three years of the exploration period of approximately RMB2,016.7 million; and (iii) the preliminary development cost of approximately RMB7,366.6 million; and (2) the minimum exploration costs of RMB220 million as required under the applicable PRC laws and regulations for the remaining two years of the exploration period). Whether CNOOC China or CUCBM intends to make further funding or expenditure to the cooperation arrangements under the Agreement is entirely contingent upon the commercial discovery of CBM within the Contract Areas.

Based on the Budgeted Expenses, the applicable percentage ratios (as defined in the Listing Rules) in respect of the production sharing arrangement under the Agreement will be less than 5%. Accordingly, the Agreement will be subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules, but exempted from the Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules. However, given that the total funding commitment under the Agreement cannot be determined at this stage, and in light of the long-term nature of the Agreement, the Board is of the view that the Agreement should nonetheless be subject to the Independent Shareholders’ approval according to Chapter 14A of the Listing Rules.

The purpose of this Circular is to provide you with information necessary to enable you to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the EGM relating to the approval of the Agreement and the transactions

LETTER FROM THE BOARD

contemplated thereunder. This Circular also contains a letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the connected transaction, a letter of advice containing the recommendation of the Independent Board Committee to the Independent Shareholders in relation to the Agreement and the transactions contemplated thereunder and a notice of the EGM.

Date:	3 August 2012

Parties:	CNOOC China
CUCBM

Term:
The term of the Agreement commences on the Effective Date and expires on the later of (i) 30 years from the Effective Date, and (ii) the end of the production period of the last CBM Field in the Contract Areas, unless otherwise agreed by CNOOC China and CUCBM.

Operation and management of the joint arrangement:	Pursuant to the Agreement, CNOOC China will act as the operator for the CBM operations in the Contract Areas.

A joint management committee will be established by CNOOC China and CUCBM within 45 days from the Effective Date to manage the arrangements under the Agreement. The joint management committee will be composed of a total of eight representatives, four from each of CNOOC China and CUCBM. The chairman of the joint management committee will be nominated by CUCBM while the vice chairman of the joint management committee will be nominated by CNOOC China.

The joint management committee will be responsible for, among other things:

(1) reviewing and approving operational and budgetary plans prepared by the operator;

(2) determining the commercial viability of each CBM discovery;

(3) reviewing and adopting the overall development plan prepared by the operator; and

(4) approving significant procurements and expenditures, and insurance coverage, etc.

LETTER FROM THE BOARD

Decisions of the joint management committee shall be made unanimously through consultation. If representatives of the parties fail to reach agreement through consultation, CNOOC China’s proposal shall be adopted by the joint management committee provided that CNOOC China’s proposal does not conflict with the relevant terms of the Agreement. If both parties do not reach agreement on the issue whether CNOOC China’s proposal conflicts with the relevant terms of the Agreement, both parties should use their best endeavours to resolve the issue through consultation and in case CUCBM has any dispute regarding the adoption of CNOOC China’s proposal, both parties are entitled to resolve the issue through arbitration if the dispute cannot be resolved within 90 days through consultation since such dispute arises.

Periods and termination:	The Agreement will cover three phases: the exploration period, the development period and the production period.

Exploration period

It is expected that the exploration period will be the initial five years from the Effective Date, which is further divided into two stages with the initial three years as the first stage and the following two years as the second stage. The actual duration of exploration period of particular field within the Contract Areas will vary depending on the progress of exploration in such area. During the exploration period, CNOOC China will carry out exploration activities including without limitation drilling exploration wells and preliminary economic assessment within the Contract Areas. The cost in connection with these exploration activities will be borne by CNOOC China. At the end of stage one of the exploration period, CNOOC China can apply for relinquishment of certain area of the Contract Areas. At the end of stage two of the exploration period, unless otherwise agreed between CNOOC China and CUCBM, all the Contract Areas (save for those areas with proved reserves or are under development, under production and/ or under evaluation) will be relinquished and returned to CUCBM. Subject to further agreement between CNOOC China and CUCBM, the exploration period may be extended after expiration.

LETTER FROM THE BOARD

Development period

If there is any CBM discovery in any CBM Field within the Contract Areas, CNOOC China will report to the joint management committee. If the joint management committee or CNOOC China decides to conduct pilot testing in the relevant CBM Field, CNOOC China will carry out the pilot testing based on the pilot testing agreement to be entered into between the parties and the pilot testing plan approved by the joint management committee. Depending on the results of the pilot testing, CNOOC China will prepare the reserve report in respect of the relevant CBM Field for submission to the relevant governmental authorities. Upon approval by the relevant governmental authorities, CNOOC China will then prepare the overall development plan of the relevant CBM Field for approval by the joint management committee and relevant governmental authorities. If the parties agree that the CBM Field has commercial value based on the result of pilot testing and taking into consideration the geological condition, expected production capacity and other factors relevant to the assessment of economic benefits, the parties will enter into supplemental agreement governing the development of the CBM Field while preparing the overall development plan.

During the development period, CNOOC China will carry out the development work, including research, planning, design, construction, installation and drilling, to bring the relevant CBM Field to commercial production. CNOOC China will bear 70% and CUCBM will bear 30% of the development cost, respectively. CUCBM has the option to reduce its proportional participation in a CBM Field to less than 30% or not to participate in the development of the CBM Field. In the event that CUCBM has decided to reduce its proportional participation in a CBM Field or not to participate in the development of the CBM Field, CNOOC China will take over the participating interests given up by CUCBM, and bear the development cost based on its actual participating interests in the CBM Fields.

It is further stipulated in the Agreement that, subject to mutual agreement between CNOOC China and CUCBM, CUCBM can choose to increase its proportional participation in a CBM Field to more than 30% but in any event not more than 50% in the development period of a CBM Field. In this case, CUCBM will bear more development and production costs accordingly.

Production period

During the production period, CNOOC China will support the production of the CBM Field, including carrying out extraction, treatment, storage and transportation. After the CBM Fields have entered into the production period, CNOOC China and CUCBM will bear production costs in the same proportion as that of the development costs.

It is stipulated in the Agreement that, each of CNOOC China and CUCBM is entitled to give up their entire participation interest in any CBM Fields and its rights and obligations in connection with such CBM Fields shall cease from the date of notification (save for the rights and obligations accrued prior to the date of notification and the abandonment costs it is responsible for determined based on its then participating interests). If both CNOOC China and CUCBM decide to give up their participation interests in any particular CBM Field, the abandonment costs shall borne by CNOOC China and CUCBM in proportion to their participating interests and such CBM Fields will be relinquished from the Contract Areas.

The revenue generated from the sale of CBM and CBM products extracted from the Contract Areas will first be used to settle taxes and resources compensation fee payable to the relevant governmental authorities. The remaining revenue after the deduction of taxes and resources compensation fee (the “Remaining Revenue”) will be allocated as follows:

(1) 80% of the Remaining Revenue will be allocated in the following priority to recover:

(a)   the operating costs and abandonment costs incurred by CNOOC China and CUCBM for the CBM operations;

LETTER FROM THE BOARD

	(b)	the exploration costs incurred by CNOOC China during the exploration period, certain recognized past cost incurred by CUCBM on exploration in any part of the Contract Areas conducted prior to the Effective Date (the amount of which is subject to confirmation by CNOOC China), and the development pilot testing costs incurred by one or both parties to the Agreement; and

	(c)	the development costs incurred by CNOOC China and CUCBM, respectively, plus compound interest at a rate of 9% per annum; and

(2)	the aggregate amount of (x) the other 20% of the Remaining Revenue and (y) the remainder of 80% of the Remaining Revenue after deduction of (a), (b) and (c) in paragraph (1) above ((x) and (y) together, the “Balances”) will be distributed between the parties to the Agreement as follows:

A proportion of the Balances, which proportion will be calculated based on the formula set out in the Agreement pursuant to which the Balances attributed to each of the CBM Fields, multiplied by a series of co-efficient (which are inversely related to the production volume of the relevant CBM Fields), will be distributed to CNOOC China and CUCBM based on their participating interests in the relevant CBM Fields. The remainder of the Balances will be retained by CUCBM.

Based on the above, CNOOC China will receive: (i) the various costs incurred by CNOOC China in accordance with paragraph (1) above; and (ii) the Balances apportioned to CNOOC China determined in accordance with paragraph (2).

CNOOC China and CUCBM will jointly determine the selling price of the CBM and CBM products extracted from the Contract Areas with reference to certain benchmarks reflecting the local market prices for these products.

LETTER FROM THE BOARD

Pursuant to the Agreement, if any shale gas or tight sandstone gas fields are discovered in the Contract Areas and CUCBM has obtained the relevant mining licenses, CNOOC China and CUCBM will cooperate in the exploration, development and production of such resources.

Termination

As in other independent third party production sharing contracts of the Group, the Agreement does not include any termination events reflecting the parties’ intention to complete the transactions contemplated under the Agreement given the significant capital commitment required under the Agreement. The Agreement will only be terminated prior to the expiry of the term of the Agreement by mutual agreement of CNOOC China and CUCBM.

3. INFORMATION RELATING TO CUCBM

CUCBM is a limited liability company established in 1996 in the PRC. Its principal business includes the exploration, development, production and transportation of CBM in the PRC. Apart from cooperating with domestic companies, CUCBM was also granted the exclusive rights by the State Council to explore, develop and produce CBM in cooperation with foreign companies. CUCBM has obtained the exploration rights granted by the Ministry of Land and Resources of the PRC for the CBM blocks within the Contract Areas.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, CNOOC and China National Coal Group Corporation（中國中煤能源集 團有限公司）each currently holds 50% of the equity interests in CUCBM. On the basis that CNOOC is entitled to exercise or control the exercise of 30% or more of the voting right at general meetings of CUCBM, CUCBM is an associate of the controlling shareholder of the Company and hence a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules.

4. REASONS FOR AND BENEFITS OF THE TRANSACTION

The Board considers that entering into the Agreement with CUCBM to engage in the exploitation of CBM resources is an excellent opportunity for the Company to develop its business in the clean energy and onshore China sectors, consistent with the overall development strategies of the Company. In particular, the Board considers the reasons for and benefits of the transaction to be as follows:

(1)
The Group is principally engaged in the exploration, development, production and sale of crude oil and natural gas. While the Group is China’s largest producer of offshore crude oil and natural gas, the Company is actively exploring opportunities in the development of unconventional resources. The Company

LETTER FROM THE BOARD

believes unconventional resources has great potential and will become an important source of energy. There is also a trend of increased investment in unconventional resources by major petroleum corporations. The Directors believe that entering into the CBM business represents a strategic step by the Company to diversify its existing reserve portfolio and to develop new business areas for long-term growth.

(2)
While the Group’s current core operation areas are offshore China, including Bohai, Western South China Sea, Eastern South China Sea and East China Sea, the Contract Areas cover CBM blocks located in nine provinces onshore China. The Directors consider that engaging in the CBM business enables the Company to utilize its existing technologies, operational experience and market knowledge related to the oil and gas development in China. The Directors believe that entering into the Agreement with CUCBM is a good opportunity for the Company to develop its business onshore China.

(3)
CBM is a relatively clean source of energy. The PRC government encourages the exploitation of CBM through subsidies, tax holidays and other favorable government policies. The Directors consider exploitation of CBM is in line with the Company’s social responsibility mission of environmental protection.

(4)
CUCBM was established in 1996 by the PRC government as a state vehicle for the exploration, appraisal and development of CBM resources in the PRC. Apart from cooperating with domestic companies, CUCBM was also granted the exclusive rights by the State Council to explore, develop and produce CBM in cooperation with foreign companies. Considering CUCBM’s special market status, its experience in the industry and track record in cooperation with reputable domestic and foreign oil, gas and energy companies and given that CUCBM has the exclusive rights in respect of the Contract Areas, the Company considers it desirable to enter into the Agreement with CUCBM in order to develop the CBM business in these areas.

(5)
The production sharing arrangement under the Agreement is a common business practice in the global oil and gas industry which has been adopted in domestic offshore oil and gas industry for over 30 years, and is in compliance with the PRC government policy and requirements in relation to exploitation of CBM resources in the PRC.

As in other independent exploration projects carried out by the Group, substantial capital resources are required to develop the CBM business as a result of heavy capital expenditures to conduct exploration, development and production work of CBM blocks. This imposes certain level of risk to the Group as under the Agreement, CNOOC China carries out exploration activities contemplated under the Agreement at its own costs and risk. If CNOOC China invests funds in the exploration but does not discover any CBM, or discovers that their extraction would be economically unprofitable, the expended funds would not be refunded to CNOOC China and shall be recorded in the income statement of the Group.

LETTER FROM THE BOARD

Notwithstanding the above risks, the executive Directors are of the view that (i) by entering into the Agreement with CUCBM, the Group can leverage on CUCBM’s expertise and experience to conduct exploration and development in the Contract Areas, which has hands-on expertise and extensive experience in CBM operation, successful track record in developing CBM blocks and proven capabilities in operating and producing CBM; and (ii) the estimated aggregate amount of exploration spending by the Group for the coming five years ending 31 December 2012, 2013, 2014, 2015 and 2016 under the Agreement of approximately RMB2,566.7 million (being the total Budgeted Expenses of RMB9,933.3 million less the preliminary development expenses of RMB7,366.6 million as described in the section entitled “Funding Commitment under the Agreement” below) only represents approximately 7.2% of the aggregate spending on exploration activities of the Group for the past five years ended 31 December 2007, 2008 2009, 2010 and 2011 of approximately RMB35,800 million, which is not considered significant as compared to the historical spending on exploration activities of the Group. On this basis, the Directors (including the independent non-executive Directors) are of the view that the Agreement and the transactions contemplated thereunder are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole taking the aforementioned risks into account.

It should be noted that the Independent Board Committee has given its view in support of the Agreement and the transactions contemplated thereunder after considering the advice from the Independent Financial Adviser. Please refer to the Letter from the Independent Board Committee on page 18 of this Circular and the Letter from the Independent Financial Adviser from pages 19 to 40 of this Circular for further details.

5. FUNDING COMMITMENT UNDER THE AGREEMENT

The Agreement provides that CNOOC China must fulfil the annual minimum exploration work commitment and incur the minimum amount of exploration costs in every calendar year of the exploration period required under the applicable PRC laws and regulations. The minimum amount of annual exploration costs required under the applicable PRC laws and regulations is RMB10,000/km2 and the total minimum annual exploration costs required for the Contract Areas under the applicable PRC laws and regulations amount to approximately RMB110 million.

As at the Latest Practicable Date, the executive Directors estimate that CNOOC China will incur the total Budgeted Expenses of RMB9,933.3 million (being the sum of RMB9,713.3 million for the initial three years of the exploration period and RMB220 million for the remaining two years of the exploration period), the details of which are set out below.

The executive Directors consider that if the Group merely invests such annual minimum exploration costs amount, the chance for successful discovery is low. In order to increase the chance of successful discovery for the initial three years of the exploration period, the Group has to conduct additional seismic survey, geological and geophysical studies, drilling and testing. Based on the Group’s experience on other gas field projects and the discussion with management of CUCBM which has a successful track record in developing CBM blocks, the executive Directors approve a budget in an amount of

LETTER FROM THE BOARD

RMB9,713.3 million to be incurred by the Group for the initial three years of the exploration period. The amount of RMB9,713.3 million includes (1) the minimum exploration costs of RMB330 million as required under the applicable PRC laws and regulations; (2) the costs for the additional surveys, studies, drilling and testing to increase the chance of successful discovery for the initial three years of the exploration period of approximately RMB2,016.7 million; and (3) the preliminary development cost of approximately RMB7,366.6 million in connection with certain part of Contract Areas which are expected by the parties to have higher likelihood of CBM discovery based on the exploration in the surrounding areas already conducted by CUCBM prior to the Effective Date, and hence may proceed to development period during the initial five years from the Effective Date. Such preliminary development cost is estimated based on, among other things, the cost of drilling and construction of ancillary facilities required for development in such areas.

As the exploration work for the initial three years of the exploration period is yet to be carried out by the Group, the executive Directors are not in a position to estimate the costs to be incurred by the Group for the remaining two years of the exploration period without exploration results for the initial three years of the exploration period. Therefore, only the minimum exploration costs of RMB220 million as required under the applicable PRC laws and regulations are taken into account in determining the Budgeted Expenses for the remaining two years of the exploration period.

In the event that the minimum total annual exploration costs required under the applicable PRC laws and regulations are not fulfilled at any time during the exploration period, the mining licenses in respect of CBM of the relevant part of the Contract Areas may be revoked by the relevant governmental authorities and such failure to meet the minimum total annual exploration costs required under the applicable PRC laws and regulations will also constitute a breach of the Agreement. The Company expects the Budgeted Expenses will satisfy the minimum annual exploration costs required under the applicable PRC laws and regulations and will discuss with CUCBM and consult the relevant governmental authorities if it foresees any shortfall.

It is the intention of the Group to finance the Budgeted Expenses by its internal resources. Whether CNOOC China or CUCBM intends to make further funding or expenditure to the cooperation arrangements under the Agreement is entirely contingent upon the commercial discovery of CBM within the Contract Areas and there is no minimum annual costs requirement for the development and production periods under the Agreement, which is consistent with the other independent third party production sharing contracts of the Group. There is also no minimum annual costs to be incurred for each of the development and production periods under the applicable PRC laws and regulations.

Upon discovery of CBM reserves, CNOOC China will submit a detailed overall development plan including among other things, the budgeted annual development and production costs to the joint management committee for assessment and approval. The overall development plan will then be submitted to the relevant governmental authorities for approval.

LETTER FROM THE BOARD

6. IMPLICATIONS UNDER THE LISTING RULES

CNOOC China is a direct wholly owned subsidiary of the Company. CNOOC, the controlling shareholder of the Company, currently holds 50% of the equity interests in CUCBM. On the basis that CNOOC is entitled to exercise or control the exercise of 30% or more of the voting right at general meetings of CUCBM, CUCBM is an associate of the controlling shareholder of the Company and hence a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. Accordingly, the Agreement constitutes a connected transaction of the Company under Rule 14A.13(6) of the Listing Rules.

Based on the Budgeted Expenses, the applicable percentage ratios (as defined in the Listing Rules) in respect of the production sharing arrangement under the Agreement will be less than 5%. Accordingly, the Agreement will be subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules, but exempted from the Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules. However, given that the total funding commitment under the Agreement cannot be determined at this stage, and in light of the long-term nature of the Agreement, the Board is of the view that the Agreement should nonetheless be subject to the Independent Shareholders’ approval according to Chapter 14A of the Listing Rules.

7. GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas and other petroleum products. CNOOC China is a direct wholly owned subsidiary of the Company.

The principal business activity of CUCBM is the exploration, development, production and transportation of CBM in the PRC.

8. EGM

Approval from the Independent Shareholders will be sought at the EGM for the Agreement and the transactions contemplated thereunder. A notice convening the EGM is set out on pages 46 to 47 of this Circular. Voting will be conducted by poll at the EGM as required under the Listing Rules.

Pursuant to Rule 14A.54 of the Listing Rules, any connected person of the Company with a material interest in the connected transaction, and any Shareholder and its associate(s) with a material interest in the connected transaction, must abstain from voting on the relevant resolution. In view of the equity interests held directly or indirectly by CNOOC in OOGC and CNOOC BVI, OOGC and CNOOC BVI and their respective associates will abstain from voting in relation to the resolution approving the Agreement and the transactions contemplated thereunder at the EGM.

LETTER FROM THE BOARD

There is (i) no voting trust or other agreement or arrangement or understanding entered into by or binding upon OOGC or CNOOC BVI; and (ii) no obligation or entitlement of OOGC or CNOOC BVI as at the Latest Practicable Date, whereby it has or may have temporarily or permanently passed control over the exercise of the voting rights in respect of its Shares to a third party, either generally or on a case-by-case basis.

A form of proxy for use at the EGM is enclosed. Shareholders are requested to complete the form of proxy and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong in accordance with the instructions printed on it not less than 36 hours before the time fixed for holding the EGM, if they do not intend to be present in person at the EGM.

9. RECOMMENDATION OF THE BOARD

The Directors (including the independent non-executive Directors) are of the opinion that the terms of the Agreement and the transactions contemplated thereunder are on normal commercial terms, fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that the Independent Shareholders should vote in favour of the ordinary resolution to be proposed at the EGM.

None of the Directors has any material interest in the transactions contemplated under the Agreement and hence no Director was required to abstain from voting on the board resolution approving the Agreement and the transactions contemplated thereunder.

10. RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Agreement and the transactions contemplated thereunder, and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders.

Somerley considers that the terms of the Agreement and the transactions contemplated thereunder are on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned and that the Agreement and the transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole. The full text of the letter of advice from Somerley containing its recommendation in respect of the Agreement and the transactions contemplated thereunder is set out on pages 19 to 40 of this Circular.

LETTER FROM THE BOARD

The Independent Board Committee, having taken into account the advice of Somerley, considers the terms of the Agreement and the transactions contemplated thereunder are on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends that the Independent Shareholders should vote in favour of the ordinary resolution to be proposed at the EGM. The full text of the letter from the Independent Board Committee is set out on page 18 of this Circular.

Yours faithfully, For and on behalf of the Board CNOOC Limited Wang Yilin Chairman of the Board of Directors

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

3 August 2012

To the Independent Shareholders

Dear Sir or Madam,

We have been appointed as the Independent Board Committee to advise you in connection with the Agreement and the transactions contemplated thereunder, details of which are set out in the letter from the Board contained in the circular of the Company to the Shareholders dated 3 August 2012 (the “Circular”), of which this letter forms a part. We wish to draw your attention to the letter from Somerley as set out on pages 19 to 40 of the Circular. Terms defined in the Circular shall have the same meanings when used herein, unless the context otherwise requires.

Having considered the information set out in the letter from the Board, the terms of the Agreement and the advice of Somerley in relation thereto as set out on pages 19 to 40 of the Circular, we are of the view that the terms of the Agreement and the transactions contemplated thereunder are in the interests of the Company and its Shareholders as a whole and are on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned.

Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Agreement and the transactions contemplated thereunder.

Yours faithfully, For and on behalf of the Independent Board Committee CNOOC Limited Chiu Sung Hong Chairman of the Independent Board Committee Independent Non-executive Director

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the letter of advice prepared by the Independent Financial Adviser, Somerley Limited, to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

SOMERLEY LIMITED 10th Floor The Hong Kong Club Building 3A Chater Road Central Hong Kong 3 August 2012

To: the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONNECTED TRANSACTION RELATING TO THE
COALBED METHANE RESOURCES EXPLORATION AND
DEVELOPMENT COOPERATION AGREEMENT

INTRODUCTION

We refer to our appointment as an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in connection with the Agreement between CNOOC China, a wholly-owned subsidiary of the Company, and CUCBM in relation to the exploration, development, production and sale of CBM and CBM products within the Contract Areas. Details of the Agreement are set out in the “Letter from the Board” contained in the circular of the Company to the Shareholders dated 3 August 2012 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

CNOOC China is a direct wholly-owned subsidiary of the Company. CNOOC is a controlling shareholder of the Company and holds 50% of equity interests in CUCBM. CUCBM is therefore a connected person (as defined under the Listing Rules) of the Company and the entering into of the Agreement constitutes a connected transaction of the Company under the Listing Rules. Based on the Budgeted Expenses, the applicable percentage ratios (as defined in the Listing Rules) in respect of the production sharing arrangement under the Agreement will be less than 5%. Pursuant to Rules 14A.45 and 14A.47 of the Listing Rules, the Agreement is subject to the reporting and announcement requirements, but is exempt from the Independent Shareholders’ approval. However, given that the total funding commitment under the Agreement cannot be determined at this stage, and in light of the long-term nature of the Agreement, the Board is of the view that the Agreement should nonetheless be subject to the Independent Shareholders’ approval according to Chapter 14A of the Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee, comprising all of the four independent non-executive Directors, namely Messrs Chiu Sung Hong, Lawrence J. Lau, Tse Hau Yin, Aloysius and Wang Tao, has been established to make a recommendation to the Independent Shareholders on whether (1) the terms of the Agreement are fair and reasonable so far as the Independent Shareholders are concerned and (2) the Agreement is in the interests of the Company and the Shareholders as a whole. We, Somerley Limited, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

In formulating our opinion, we have relied on the information and facts supplied, and the opinions expressed, by the directors and management of the Company and have assumed that all information, facts and opinions provided to us by the Directors and management of the Company are true, accurate and complete in all material aspects at the time they were made and up to the date of the EGM. We have also sought and received confirmation from the Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have relied on such information and confirmation and consider that the information we have received is sufficient for us to reach our advice as set out in this letter and to justify our reliance on such information. We have no reason to believe that any material information has been withheld, nor doubt the truth or accuracy of the information provided. We have, however, not conducted any independent investigation into the business and affairs of the Group, CNOOC, CUCBM or any of their respective associates (as defined under the Listing Rules), nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether the terms of the Agreement are fair and reasonable so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

(i) Background to and reasons for the Agreement

The Group is the PRC’s largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The principal activities of the Group include exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The Directors believe that the value of the Group depends to a large degree on the scale of its reserves and production. In response to this, the Group actively seeks more areas for exploration, development and production so as to extend its development potential and enhance value for shareholders of the Company. This can also ensure the Group’s resource replacement. In early 2011, the Company established its production target for the years 2011 to 2015 with a compound annual growth rate of 6% to 10%. It is stated in 2011 annual report of the Company that to achieve this, the Group will continue to establish a foothold in offshore China and develop its overseas business in order to protect the medium and long term sustainable growth of the Company. Accordingly, the entering into of the Agreement is in line with the business strategy of the Group to expand its reserves and increase its production so as to pave the way to a more prosperous future for the Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Group’s current core operation areas are offshore China, including Bohai, Western South China Sea, Eastern South China Sea and East China Sea. Pursuant to the Agreement, CNOOC China, a wholly-owned subsidiary of the Company, will be designated as the operator for the CBM operations within areas specified in the Agreement which cover CBM blocks located in nine provinces onshore China. The strategic alliance with CUCBM under the Agreement assists the Company to develop its business onshore China.

It is stated in the 2011 annual report of the Company that the Company always aims at becoming and remaining an outstanding corporate citizen and is committed to social responsibility. The Company’s social responsibility ideology is to become, among other things, a leading force for clean and green energy development. In 2011, the Company acquired a shale gas block in Anhui province, the PRC with commencement of exploration works. It is further stated in the 2011 annual report that the Company plans to continue developing clean energy to create a better environment. The Agreement enables the Group to enter into the CBM supply market, being a clean energy sector that is supported by the PRC government through subsidies, tax holidays and other favourable government policies. The entering into of the Agreement also demonstrates the Company’s commitment on social responsibility.

Substantial capital resources are required to develop the CBM business as a result of heavy capital expenditures to conduct exploration, development and production work of CBM blocks. This imposes certain level of risk to the Group. In order to alleviate the risk involved, the Group intends to form a strategic alliance with an experienced partner to diversify its business into CBM market. Established in 1996 by the PRC government, CUCBM focuses its business on exploration, appraisal and development of CBM resources in the PRC. The executive Directors consider that CUCBM has hands-on expertise and extensive experience, as well as a successful track record in developing CBM blocks, and proven capabilities in operating and producing CBM. Accordingly, the Company considers CUCBM as a suitable partner for the Group to diversify into the CBM market in the PRC.

On the basis that (1) the Agreement is in line with the business strategy of the Group to expand its reserves and increase its production; (2) the strategic alliance with CUCBM under the Agreement assists the Company to develop its business onshore China; (3) the CBM supply market is a clean energy sector that is supported by the PRC government; and (4) CUCBM is regarded as a suitable partner for the Group to diversify into the CBM market in the PRC, the executive Directors are of the view, and we concur, that it is in the interests of the Company and the Shareholders as a whole to form a strategic alliance with CUCBM to diversify into the CBM market in the PRC. On 3 August 2012, CNOOC China entered into the Agreement with CUCBM to regulate their business relationship for the exploration, development, production and sale of CBM and CBM products.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)       Principal terms of the Agreement

The Agreement involves the production sharing arrangements. Principal terms of the Agreement are summarised as below:

(a)       Duration of the Agreement

The duration of the Agreement commences on the Effective Date and expires on the later of (i) 30 years from the Effective Date, and (ii) the end of the production period of the last CBM Field in the Contract Areas, unless otherwise agreed by CNOOC China and CUCBM.

(b)       Operator

CNOOC China will be designated as the operator of the Contract Areas to undertake the execution of the exploration, development and production operations contemplated under the Agreement. CNOOC China is responsible for determining and executing operational and budgetary plans and all routine operational matters. Upon discovery of CBM reserves, CNOOC China is required to submit a pilot testing plan to the joint management committee for assessment and approval.

(c) Management of the joint arrangement

CNOOC China and CUCBM will set up a joint management committee within 45 days from the Effective Date. The joint management committee will be composed of a total of 8 representatives, 4 from each of CNOOC China and CUCBM. The chairman of the joint management committee will be nominated by CUCBM while the vice chairman of the joint management committee will be nominated by CNOOC China.

The joint management committee will be responsible for, among other things, (1) reviewing and approving operational and budgetary plans prepared by the operator; (2) determining the commercial viability of each CBM discovery; (3) reviewing and adopting the overall development plan prepared by the operator; and (4) approving significant procurements and expenditures, and insurance coverage, etc.

Decisions of the joint management committee shall be made unanimously through consultation. If representatives of the parties fail to reach agreement through consultation, CNOOC China’s proposal shall be adopted by the joint management committee provided that CNOOC China’s proposal does not conflict with the relevant terms of the Agreement.

(d) Three phases

The Agreement will cover three phases namely, (1) the exploration period; (2) the development period; and (3) the production period.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Exploration period

It is expected that the exploration period will be the initial five years from the Effective Date and may be extended by mutual agreement among parties. The exploration period is further divided into two stages with the initial 3 years for the first stage and the following 2 years for the second stage. As advised by the executive Directors, the actual duration of exploration period of particular field within the Contract Areas will vary depending on the progress of exploration in such area.

During this period, exploratory and appraisal work on the exploration block is conducted in order to discover CBM and to enable the parties to determine the commercial viability of any CBM discovery.

Pursuant to the Agreement, CNOOC China will carry out exploration activities including without limitation drilling exploration wells and preliminary economic assessment within the Contract Areas. CNOOC China is required to bear all exploration costs during the exploration period. However, the exploration costs incurred by CNOOC China can be recovered according to the Agreement after commercial discoveries are made and production begins. Further details are set out in the sub-paragraph (j) headed “Revenue sharing” below.

Exploration, development and production of oil and natural gas are part of the principal businesses of the Group. It is stated in the 2011 annual report of the Company that in recent years, the Company has been adding more reserves and production mainly through independent exploration and development offshore China. As of the end of 2011, approximately 77.7% of the Company’s net proved reserves and approximately 71.8% of its production offshore China were derived from the independent projects. In carrying out the independent exploration work, it is inevitable for the Group to expose to exploration risk because there is no guarantee all exploration to be successful.

As set out in the sub-section headed “Financial effects” below, certain measures will be taken by the Group to minimise the exploration risk involved in the Agreement. Moreover, it is advised by the executive Directors that the Group spent a total of approximately RMB35,800 million for the exploration activities during the past five years ended 31 December 2007, 2008, 2009, 2010 and 2011. The estimated aggregate amount of exploration spending by the Group for coming five years ending 31 December 2012, 2013, 2014, 2015 and 2016 under the Agreement of approximately RMB2,566.7 million (being the total Budgeted Expenses of RMB9,933.3 million less the preliminary development expenses of RMB7,366.6 million as detailed in the sub-section headed “Financial effects” of this letter) represents approximately 7.2% of the aggregate spending on exploration activities for the past five years ended 31 December 2007, 2008, 2009, 2010 and 2011 of approximately RMB35,800 million. The estimated aggregate amount of exploration spending by the Group for coming five years

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

ending 31 December 2012, 2013, 2014, 2015 and 2016 under the Agreement is not significant as compared to the aggregate spending on exploration activities for the past five years ended 31 December 2007, 2008, 2009, 2010 and 2011.

On this basis, although exploration risk is involved in the Agreement, we are of the view that the entering into of the Agreement is in the interests of the Company and the Shareholders as a whole.

Development period

If there is any CBM discovery in any CBM Field within the Contract Areas, CNOOC China will report to the joint management committee. If the joint management committee or CNOOC China decides to conduct pilot testing in the relevant CBM Field, CNOOC China will carry out the pilot testing based on the pilot testing agreement to be entered into between the parties and the pilot testing plan approved by the joint management committee. As informed by the executive Directors, depending on the results of the pilot testing, CNOOC China will prepare the reserve report in respect of the relevant CBM Field for submission to the relevant governmental authorities. Upon approval by the relevant governmental authorities, CNOOC China will then prepare the overall development plan of the relevant CBM Field for approval by the joint management committee and relevant governmental authorities. If the parties agree that the CBM Field has commercial value based on the result of pilot testing and taking into consideration the geological condition, expected production capacity and other factors relevant to the assessment of economic benefits, the parties will enter into supplemental agreement governing the development of the CBM Field while preparing the overall development plan.

Production period

During the production period, CNOOC China will support the production of the CBM Field, including carrying out extraction, treatment, storage and transportation. After commencement of production period of the CBM Fields, CNOOC China and CUCBM will bear production costs in the same proportion as that of the development costs.

(e)       Participating interest in a CBM Field and development and production cost sharing

Pursuant to the Agreement, the predetermined participating interest of CNOOC China and CUCBM in any CBM Field with commercial value is 70% and 30% respectively.

The development and production costs of a CBM Field will be borne by CNOOC China and CUCBM based on their respective actual participating interest. If there is no change of participating interest by the parties, the development and production costs of a CBM Field will be borne by CNOOC China and CUCBM in the ratio of 70% and 30% respectively.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

CUCBM has the option to reduce its proportional participating interest in a CBM Field to less than 30% or not to participate in the development of the CBM Field. In the event that CUCBM has decided to reduce its proportional participating interest in a CBM Field or not to participate in the development of the CBM Field, CNOOC China will take over the participating interest given up by CUCBM and bear the development and production costs based on its actual participating interests in the CBM Field.

It is further stipulated in the Agreement that with mutual agreement among CNOOC China and CUCBM, CUCBM can choose to increase its participating interest in a CBM Field to more than 30% but in any event not more than 50% in the development period of a CBM Field. In this case, CUCBM will bear more development and production costs accordingly.

After the CBM Fields have entered into the production period, CNOOC China and CUCBM will bear production costs in the same proportion as that of development costs.

It is stipulated in the Agreement that, each of CNOOC China and CUCBM is entitled to give up their entire participating interest in any CBM Fields and its rights and obligations in connection with such CBM Fields shall cease from the date of notification (save for the rights and obligations accrued prior to the date of notification and the abandonment costs it is responsible for determined based on its then participating interest). If both CNOOC China and CUCBM decide to give up their participating interest in any particular CBM Field, the abandonment costs shall be borne by CNOOC China and CUCBM in proportion to their participating interest and such CBM Fields will be relinquished from the Contract Areas.

(f) Determining the commercial viability of a CBM discovery

It is stated above that the joint management committee will be responsible for determining the commercial viability of each CBM discovery. If both CNOOC China and CUCBM agree that a CBM discovery or a CBM Field has commercial value, they will enter into supplemental agreement governing the development of the CBM Field.

Pursuant to the Agreement, if CUCBM considers that a CBM Field does not have commercial value while CNOOC China holds a different view, CNOOC China is entitled to develop such CBM Field itself and take up all the revenue generated.

If CNOOC China informs the joint management committee in writing prior to the expiry of the exploration period that it will not prepare the reserve report for a CBM Field, CNOOC China shall be deemed to have waived its right to participate in the development of such CBM Field and CUCBM is entitled to develop such CBM Field itself.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(g)       Contract Areas

As at the date of the Agreement, the total area of the Contract Areas is approximately 10,866.45 square kilometres, including approximately 4,813.147 square kilometres in Shanxi Province, 1,989.29 square kilometres in Shaanxi Province, 879.057 square kilometres in Anhui Province, 109.642 square kilometres in Shandong Province, 884.955 square kilometres in Yunnan Province, 1,227.722 square kilometres in Jiangxi Province, 396.04 square kilometres in Ningxia Hui Autonomous Region, 320.655 square kilometres in Hubei Province and 245.942 square kilometres in Henan Province in the PRC.

At the end of stage one of the exploration period, CNOOC China can apply for relinquishment of certain area of the Contract Areas. At the end of stage two of the exploration period, unless otherwise agreed between CNOOC China and CUCBM, all the Contract Areas (save for those areas with proved reserves or are, under development, under production and/or under evaluation) will be relinquished and returned to CUCBM.

(h)       Minimum exploration work commitment and costs

CNOOC China must fulfil the annual minimum exploration work commitment and incur the minimum amount of exploration costs in every calendar year of the exploration period according to the requirements of applicable PRC laws and regulations, as well as the Agreement.

(i)       Funding arrangement

Pursuant to the Agreement, the development and production costs have to be shared by CNOOC China and CUCBM based on their respective actual participating interest in the CBM Field. In arranging the funding for development and production, CNOOC China and CUCBM can pledge their respective production sharing right under the Agreement for loans and borrowings provided that (1) prior notification to the other party has been made; (2) the loan application document(s) have to be reviewed by the other party; and (3) the pledge will not adversely affect the other party’s right under the Agreement.

(j)       Revenue sharing

The revenue generated from the sale of CBM and CBM products extracted from the Contract Areas will first be used to settle taxes and resources compensation fee payable to the relevant governmental authorities. The remaining revenue after the deduction of taxes and resources compensation fee (the “Remaining Revenue”) will be allocated as follows:

(1)	80% of the Remaining Revenue will be allocated in the following priority to recover:

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(a)	the operating costs and abandonment costs incurred by CNOOC China and CUCBM for the CBM operations;

(b)
the exploration costs incurred by CNOOC China during the exploration period, certain recognised past cost incurred by CUCBM on exploration in any part of the Contract Areas conducted prior to the Effective Date (the amount of which is subject to confirmation by CNOOC China) and the development pilot testing costs incurred by one or both parties to the Agreement; and

(c)	the development costs incurred by CNOOC China and CUCBM, respectively, plus compound interest at a rate of 9% per annum; and

(2)
the aggregate amount of (x) the other 20% of the Remaining Revenue and (y) the remainder of 80% of the Remaining Revenue after deduction of items (a), (b) and (c) in point (1) above ((x) and (y) together, the “Balances”) will be distributed between the parties to the Agreement as follows:

A proportion of the Balances, which proportion will be calculated based on the formula set out in the Agreement pursuant to which the Balances attributed to each of the CBM Fields, multiplied by a series of co-efficient (which are inversely related to the production volume of the relevant CBM Fields), will be distributed to CNOOC China and CUCBM based on their participating interests in the relevant CBM Fields. The remainder of the Balances will be retained by CUCBM.

Accordingly, CNOOC China will receive: (i) the various costs incurred by CNOOC China in accordance with point (1) above; and (ii) the Balances apportioned to CNOOC China determined in accordance with point (2) above.

CNOOC China and CUCBM will jointly determine the selling price of the CBM and CBM products extracted from the Contract Areas with reference to certain benchmarks reflecting the local market prices for these products.

Pursuant to the Agreement, if any shale gas or tight sandstone gas fields are discovered in the Contract Areas and CUCBM has obtained the relevant mining licenses, CNOOC China and CUCBM will cooperate in the exploration, development and production of such resources.

(k)       Termination

The Agreement does not include any termination events reflecting the parties’ intention to complete the transactions contemplated under the Agreement given the significant capital commitment required under the Agreement. The Agreement will only be terminated prior to its expiry by mutual agreement of CNOOC China and CUCBM.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Agreement sets out the major terms which regulate the rights and obligations of CNOOC China and CUCBM. We note that the rights and obligations of CNOOC China and CUCBM are largely in proportion to their respective participating interests in the CBM Field.

Being an operator, CNOOC China is responsible for determining and executing operational and budgetary plans and all routine operational matters. This can allow the Group to involve actively in and exercise greater control on the CBM project so as to mitigate the risks involved.

It is stated above that pursuant to the Agreement, if representatives of the parties fail to reach agreement through consultation, CNOOC China’s proposal shall be adopted by the joint management committee provided that CNOOC China’s proposal does not conflict with the relevant terms of the Agreement. We are of the view that this clause of the Agreement is in the interests of the Company and the Shareholders.

As mentioned above, if CUCBM disagrees with CNOOC China’s view that a CBM Field has commercial value, CNOOC China is entitled to develop such CBM Field itself and take up all the revenue generated. CNOOC China is also entitled to decide whether or not to prepare the reserve report of a particular CBM Field. If the Company considers that it is not in the interests to participate in a CBM Field development after conducting exploration work, CNOOC China can choose not to prepare the reserve report. Accordingly, the participation in developing a CBM Field is at the discretion of CNOOC China and CUCBM cannot force CNOOC China to do so. On the other hand, if the Company considers that it is in the interests of the Company to participate in a CBM Field development, CNOOC China can proceed with the development work on its own even though CUCBM holds a different view. We consider that this clause of the Agreement can safeguard the interests of the Company.

(iii) Other production sharing contracts of the Group

In considering of the fairness and reasonableness of the terms the Agreement, we have reviewed the terms of production sharing contracts of the Group with independent third parties signed and approved by the PRC authorities between 1 January 2008 and the Latest Practicable Date. We noted that there were a total of four production sharing contracts signed with international energy companies namely, BG International Limited, Husky Oil China Ltd. and Eni China B.V. All of these production sharing contracts with independent third parties were signed by CNOOC, the controlling Shareholder, in relation to petroleum. The executive Directors advise us that under the relevant PRC laws, the negotiation of a production sharing contract is a function that only a national company, such as CNOOC, can perform. This function cannot be transferred to the Company because the Company is a pure commercial entity. An undertaking has been granted by CNOOC in favour to the Company that after the entering into of production sharing contracts with international oil and gas companies, CNOOC is required to assign immediately to the Company all of its economic interests and obligations under the production sharing contracts. This explains why CNOOC is the singing party for these production sharing contracts instead of the Company or subsidiaries of the Group. Since the period under review lasts for over four years (between 1

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

January 2008 and the Latest Practicable Date) and all of these production sharing contracts were signed with independent third party international energy companies, we consider that they represent a fair and representative samples.

As stated in these production sharing contracts, CNOOC has the exclusive right to explore for, develop, produce and market petroleum and gas within the confines of a defined area. The foreign partners act as the operators responsible for operation of the field. The foreign partners also bear the risks and costs of exploration while CNOOC will not be responsible for any exploration cost. The development and production costs are shared by CNOOC and foreign partners in proportion to their respective participating interest in the field.

If exploration, development and production of a field is successful, CNOOC and foreign partners receive entitlement to petroleum extracted, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery. This revenue sharing arrangement is similar to that of the Agreement with revenue firstly applied for payment of taxes and other fees charged by the PRC authorities, secondly applied for cost recovery by parties and thirdly shared among parties after such cost recovery. Accordingly, we consider that the revenue sharing mechanism set out under the Agreement is fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

It is stipulated in these production sharing contracts that the duration of the contracts shall not exceed 30 years with three distinct phases, namely, exploration, development and production. Foreign partners are required to complete a minimum amount of work during the exploration period. At the end of the exploration period, all areas (excluding the development areas, production areas and areas under evaluation) must be returned to CNOOC.

Joint management committees are established to perform supervisory functions with representatives from CNOOC and foreign partners.

Based on the review of these production sharing contracts with independent third parties, it is normal business for CNOOC China to carry out exploration activities within the Contract Areas at its own expense and risk because CNOOC China does not have the exclusive right to explore for, develop and produce CBM in the Contract Areas. Terms of the Agreement are similar to that of these production sharing contracts with independent third party foreign partners. On this basis, we concur with the view of executive Directors that the terms of the Agreement are fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iv)	Duration of the Agreement

(a)	Factors relating to duration of the Agreement

The Agreement involves the production sharing arrangement. As mentioned in sub-section headed “Principal terms of the Agreement” above, CNOOC China is engaged as the operator for the CBM operations within the Contract Areas in connection with the exploration, development, production and sale of CBM and CBM products discovered in the Contract Areas.

The CBM operation process involves three phases namely, exploration, development and production. During the exploration period, exploratory and appraisal work (including drilling exploration wells and preliminary economic assessment) on the exploration block is conducted in order to discover CBM and to enable the parties to determine the commercial viability of any CBM discovery. If there is any CBM discovery in any CBM Field within the Contract Areas, the parties will proceed with the development period which covers, among other thing, the design, construction, installation, drilling and related research work for the realisation of CBM production. Moreover, parties will sign a supplemental agreement governing the development of the CBM Field. The overall development plan will also be submitted to relevant PRC governmental authorities for approval before commencement of development work. Following completion of the development, the CBM Field will undergo production period.

It is stipulated under the Agreement that CNOOC China bears the cost in connection with exploration activities. In return, if exploration is successful and production begins, exploration costs incurred by CNOOC China can be recovered according to the Agreement. Further details of terms and provisions of the Agreement are set out in the “Letter from the Board” of the Circular.

Under this arrangement, CNOOC China carries out exploration activities envisioned in the Agreement at its own costs and risk. If CNOOC China invests funds in the exploration but does not discover any CBM, or discovers that their extraction would be economically unprofitable, the expended funds would not be refunded to CNOOC China and shall be recorded in the income statement of the Group.

The Contract Areas cover a total area of approximately 10,866.45 square kilometres across a number of provinces in the PRC. The executive Directors estimate that exploration period of 5 years is required for conducting exploration work within the Contract Areas. The exploration period is further divided into two stages with 3 years for the first stage and 2 years for the second stage.

When negotiating terms of the Agreement, the executive Directors request for a duration over a period which is sufficient to cover the entire CBM operation process in the Contract Areas (i.e. exploration, development and production) so as to mitigate the risk involved and maximise the chance to recover exploration costs and other costs for operating CBM Fields incurred by the Group.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

After the parties have concluded the CBM Field having commercial value, CNOOC China will enter into supplemental agreement while formulating the overall development plan, which outlines, among other things, the recoverable reserves and schedule for the development of the discovered CBM reserves. The overall development plan will be submitted to the relevant PRC regulatory authorities for approval. The executive Directors are of the view that the development period of a CBM Field is approximately 4 to 5 years. For a CBM Field with commercial value, the typical production period will last for 15 to 20 years. On this basis, the executive Directors request for a duration of at least 30 years for the Agreement (5 years for exploration, 5 years for development and 20 years for production). We understand from the executive Directors that the Group had developed two major gas fields (JZ 20-2 and YCH 13-1) for the past five years. Only gas is extracted from these two gas fields. The development period of these two gas fields are both 5 to 6 years which is similar to the estimated development period of CBM Field in a range of between 4 to 5 years. The estimated production period of JZ 20-2 and YCH 13-1 are 32 years and 25 years respectively. Since the Group has commenced production of these two gas fields for a number of years, the Group can estimate their production period accurately to a period longer than 20 years. For the CBM Field, as the Group has not yet commenced the exploration work, the executive Directors take a conservative approach to estimate the production period in a range of between 15 and 20 years. On the basis that the estimated development and production period of CBM Fields are made by reference to the Group’s experience in gas field projects of JZ 20-2 and YCH 13-1, we consider that a reasonable basis is adopted by the executive Directors in predicting the development and production period of CBM Fields.

During the production of CBM Field(s) in the Contract Areas, there may be a chance that the CBM Field(s) may still undergo production process at the thirtieth year of the Agreement. In order to ensure that the Group can continue to recover the costs incurred and maximise the return on investment, the executive Directors request and CUCBM accepts that the duration of the Agreement shall expire on the later of (i) 30 years from the Effective Date, and (ii) the end of the production period of the last CBM Field in the Contract Areas, unless otherwise agreed by CNOOC China and CUCBM.

We consider that the duration of the Agreement is in the interests of the Company and the Shareholders as a whole because (1) the duration covers the entire CBM operation process (5 years for exploration, 5 years for development and 20 years for production); and (2) the longer duration up to the end of the production period of the last CBM Field can minimise the chance of incurring losses by the Group due to substantial exploration costs and other costs for operating CBM fields.

(b)       Third party production sharing contracts

We have conducted research on the internet regarding the duration of production sharing contracts relating to oil, gas or CBM. We have reviewed publicly available information of certain public companies regarding a number of production sharing contracts in relation to oil, gas or CBM with duration in excess of three years. Relevant details of the production sharing contracts are set out in the table below:

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Duration of
production
Name of company		sharing contract	Details of the transactions

(a)	BP p.l.c.	30 years
On 6 May 2011, the Parliament of the Republic of Azerbaijan ratified the new production sharing agreement between BP p.l.c. and the State Oil Company of Azerbaijan on joint exploration and development of the Shafag-Asiman structure in the Azerbaijan sector of the Caspian Sea. The ratification follows the signing of the production sharing agreement in Baku in October 2010. Under the production sharing agreement, which has a 30-year term, BP p.l.c. will be the operator with 50% interest while the State Oil Company of Azerbaijan will hold the remaining 50% interest.

(b)	Cheong Ming Investments Limited (“Cheong Ming”) (stock code: 1196)	30 years	As stated in the announcement of Cheong Ming dated 28 March 2011, Cheong Ming would acquire 25% of issued share capital of a target which was interested in production sharing contracts with other parties. As mentioned in the announcement, one of the production sharing contracts related to a CBM project which was situated along the eastern margin of the Ordos Basin and encompassed parts of the Shaanxi Province and Inner Mongolia Autonomous Region, the PRC. Pursuant to the production sharing contract, the overall contract term should not go beyond thirty consecutive years

(c)	CITIC Resources Holdings Limited (“CITIC Resources”) (stock code: 1205)	30 years	As stated in the announcement of CITIC Resources dated 29 June 2004, CITIC Resources would acquire the entire issued share capital of Richfirst Holdings Limited which held the participating interest. The participating interest comprised of and represented 40% of the contractor’s rights and obligations in the petroleum contract. The petroleum contract was a 30-yearpetroleum development and production sharing contract relating to the development and production of petroleum in the Kongnan Block.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Duration of
production
Name of company		sharing contract	Details of the transactions

(d)	Energy International	30 years
In August 2007, a subsidiary of Energy International entered into an oil production sharing contract with China National Petroleum Corporation to develop and produce crude oil in Liangjing Block on Songliao Basin in Jilin, the PRC. The maximum term of the production sharing contract was 30 years from 1 December 2007, unless extended due to the production period.

	Investments Holdings	(can be extended
	Limited (“Energy	due to the
	International”)	production period)
(stock code: 353)

(e)	Exxon Mobil Corp	(i) 30 years
The terms of the production sharing contracts with Nigerian National Petroleum Corporation were generally 30 years, including a ten-year exploration period (an initial exploration phase plus one or two optional periods) covered by an oilprospecting license. Upon commercial discovery, an oil prospecting license may be converted to an oil mining lease. The oil mining leases had a 20-year production period that might be extended.

	(“Exxon Mobil”)	(the 20-year
production
period may be
extended)

(ii)	30 years
In Azerbaijan area, the production sharingagreement for the development of the Azeri-Chirag-Gunashli field was established for an initial period of 30 years starting from the production sharing agreement executiondate in 1994.

(iii)	24 to 38 years
In Malaysia, the more recent production sharing contracts with the national oil company governing exploration and production activities had an overall term of 24 to 38 years, depending on water depth, with possible extensions to the exploration and/or development periods.

(iv)	20 years (can be extended in ten-year increments)	The term of the production sharing agreement in Russia was 20 years from the declaration of commerciality, which would be 2021. The term might be extended thereafter in ten-year increments as specified in the production sharing agreement.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Duration of
production
Name of company		sharing contract	Details of the transactions

(f)	Kunlun Energy Company Limited (“Kunlun Energy”) (formerly known as CNPC (Hong Kong) Limited) (stock code: 135)	12 years & 20 years	As mentioned in the announcement ofunlun Energy, it had two production sharing contracts, the Xinjiang Oil Field Production Sharing Contract and the Leng Jiapu Area Petroleum Contract. The Xinjiang Oil Field Production Sharing Contract was entered into for the development and production of crude oil in Karamay oilfield. The Xinjiang Oil Field Production Sharing Contract provided for twelve consecutive years of production sharing commencing on 1 September 1996.

(g)	MIE Holdings Corporation (stock code: 1555)	30 years	The Leng Jiapu Area Petroleum Contract was entered into for the development and production of crude oil in the Leng Jiapu oilfield. The Leng Jiapu Area Petroleum Contract provided for twenty consecutive years of production sharing commencing on 1 March 1998.

On 26 May 2001, MI Energy Corporation was assigned 90% foreign participating interest in the production sharing contracts of certain oil blocks, which included, among other things, Daan, Moliqing and Miao 3 in Jilin Province with a party. The duration of these three projects were 30 years with the commercial production period being up to 20 years.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Duration of
production
Name of company		sharing contract		Details of the transactions

(h)	New Smart Energy	30 years		On 16 July 2008, New Smart acquired the entire issued share capital of a target which was principally engaged in CBM exploration, development and production. Pursuant to a production sharing contract (as subsequently amended) for exploitation of CBM resources in Sunan Area in Anhui Province in the PRC, the target group could exploit the CBM resources in a total exploration area ofapproximately 567.843 square kilometres which was located in Sunan area, Anhui Province in the PRC, for a term of 30 years from the date of commencement of the production of CBM from any CBM fieldproposed and announced by joint management committee.
Group Limited (“New
Smart”)
(stock code: 91)

(i)	Occidental Petroleum	(i)	20 years	In 2009, Occidental and its partners began operating the Bahrain field under a 20-yeardevelopment and production sharing agreement.
Corporation
(“Occidental”)

		(ii)	30 years	Occidental and its partners signed a 30-year production sharing contract for the Mukhaizna field (Block 53) with the Government of Oman in 2005, pursuant to which Occidental assumed operations of the field.

(j)	Royal Dutch Shell plc	(i)	30 years	Shell operated the onshore Changbei tight-gas field under a production sharing contract with another party. The two parties had also agreed to appraise, develop and produce tight gas in the Jinqiu block of the central Sichuan Province under a 30-year production sharing contract.
(“Shell”)

		(ii)	30 years	In 2011, Shell signed a heads of agreement with another party for two 30-year production sharing contacts for enhanced oil recovery projects offshore Sarawak and Sabah in Malaysia.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Duration of
production
Name of company	sharing contract	Details of the transactions

(k) Sino Oil and Gas	30 years	As mentioned in the circular of Sino Oil dated 27 September 2010, Sino Oil would acquire the entire issued share capital of a target company. Pursuant to a production sharing contract entered into between the wholly-owned subsidiary of the targetcompany and a PRC partner, the wholly-owned subsidiary of the target could exploit the CBM resources in the Sanjiao Block located in Shanxi and Shaanxi Provinces, the PRC for a term of 30 years from the date of commencement of the implementation of the production sharing contract.
Holdings Limited (“Sino
Oil”)
(stock code: 702)

Sources: published annual reports, announcements or circulars of the respective companies

Based on the above findings, the duration of production sharing contracts of oil, gas or CBM ranges from 12 years to 38 years with most of them with duration of 30 years.

The term of the Agreement commences on the Effective Date and expires on the later of (i) 30 years from the Effective Date, and (ii) the end of the production period of the last CBM field in the Contract Areas, unless otherwise agreed by CNOOC China and CUCBM. Accordingly, the first part of expiry clause of the Agreement of 30 years is within the range of third party production sharing contracts set out in the table above.

Regarding the second part of expiry of the Agreement at the end of the production period of the last CBM field in the Contract Areas, there is no such similar provision in other relevant production sharing contracts of the Group or third party production sharing contracts. As explained in the sub-paragraph headed “Factors relating to duration of the Agreement” above, the second part of expiry clause of the Agreement is mainly included to safeguard the interest of the Group and we are of the view that this expiry clause is in the interests of the Company and the Shareholders as a whole.

As set out in the table above, the duration of production sharing contracts between Exxon Mobil and Nigerian National Petroleum Corporation are generally 30 years with 20-year production period which can be extended. For the production sharing contract of Energy International, the duration is 30 years which can be extended due to production period. Parties to these production sharing contracts would take into account the production requirement to extend the duration of contracts. We consider that the extension clause can help the parties to recover the cost incurred and minimise the chance of investment loss.

Although production sharing contracts of Exxon Mobil and Energy International do not include an express term same as the second part of expiry clause of the Agreement, we consider the circumstances of the Group and CUCBM are broadly similar to Exxon Mobil

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

and Energy International, in that they take into account the production period to determine and/or extend (as appropriate) the duration of production sharing contracts so as to recover the cost incurred and minimise the chance of investment loss.

The overall duration of more recent production sharing contracts of Exxon Mobil in Malaysia can be up to 38 years which is beyond 30 years. We also note that the duration of New Smart’s production sharing contract is 30 years commencing from commencement of the production of CBM from any CBM field proposed and announced by joint management committee instead of from the effective date of the production sharing contract. Therefore, the duration of New Smart’s production sharing contract excludes the period of time required for exploration and development of the CBM field. On the other hand, the duration of the Agreement covers both the exploration period and the development period. If the period of time required for exploration and development of the CBM field were included for the New Smart’s production sharing contract, its duration would be more than 30 years.

Although none of third party production sharing contracts contains a provision same as the second part of expiry clause of the Agreement, the Agreement has a common goal with these production sharing transactions, that is to establish long-term strategic relationships among the parties for exploration, development and production of relevant oil or gas blocks or fields. An arrangement with 3 years is not generally considered sufficient for this type of strategic co-operation, as is illustrated by the above cases.

In addition, it is not uncommon business practice for a party to negotiate for a term which is in favour of itself and to safeguard its interests. The inclusion of the second part of expiry clause of the Agreement at the end of the production period of the last CBM field in the Contract Areas is principally to safeguard the interests of the Group and the Shareholders.

On the basis that (1) the first part of expiry clause of the Agreement of 30 years is within the range of third party production sharing contracts set out in the table above; (2) parties take into account the production period to determine and/or extend (as appropriate) the duration of production sharing contracts so as to recover the cost incurred and minimise the chance of investment loss as illustrated in Exxon Mobil and Energy International cases; (3) the overall duration of most recent production sharing contracts of Exxon Mobil in Malaysia are beyond 30 years; (4) the duration of New Smart’s production sharing contract would be more than 30 years if the period of time required for exploration and development of the CBM field were included; (5) the Agreement has a common goal with the independent third party production sharing transactions to underpin long-term strategic relationships among the parties; and (6) it is not uncommon business practice for the Group to set the duration of the Agreement in a manner to safeguard the interests of the Group and its shareholders, we are of the opinion that the duration of the Agreement is in line with normal business practice for contracts of this type.

(v) Financial effects

It is stated in the “Letter from the Board” contained in the Circular that the total annual minimum exploration costs required for the Contract Areas under the applicable PRC laws and regulations amount to approximately RMB110 million. If the Group invests such

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

annual minimum exploration costs amount, the executive Directors consider that the chance for successful discovery is low. In order to increase the chance of successful discovery for the initial three years of the exploration period, the Group has to conduct additional seismic, geological & geophysical and other types of surveys and studies, drilling and testing. Based on the Group’s experience on other gas field projects and the discussion with management of CUCBM which has a successful track record in developing CBM blocks, the executive Directors approve a budget in an amount of RMB9,713.3 million to be incurred by the Group for the initial three years of the exploration period. The amount of RMB9,713.3 million includes (1) the minimum exploration costs of RMB330 million as required under the applicable PRC laws and regulations; (2) the costs for the additional seismic survey, geological and geophysical studies, drilling and testing to increase the chance of successful discovery for the initial three years of the exploration period of RMB2,016.7 million; and (3) the preliminary development cost of RMB7,366.6 million, in connection with certain part of Contract Areas which are expected by the parties to have higher likelihood of CBM discovery based on the exploration in the surrounding areas already conducted by CUCBM prior to the Effective Date, and hence may proceed to development period during the initial five years from the Effective Date. Such preliminary development cost is estimated based on, among other things, the cost of drilling and construction of ancillary facilities required for development in such areas.

The exploration work for the initial three years of the exploration period is yet to be carried out by the Group. Without exploration results for the initial three years of the exploration period, the executive Directors are not in a position to estimate the costs to be incurred by the Group for the remaining two years of the exploration period. Therefore, only the minimum exploration costs of RMB220 million as required under the applicable PRC laws and regulations are taken into account in determining the Budgeted Expenses for the remaining two years of the exploration period.

As at the Latest Practicable Date, the executive Directors estimate that CNOOC China will incur the total Budgeted Expenses of RMB9,933.3 million (being the sum of RMB9,713.3 million for the initial three years of the exploration period and RMB220 million for the remaining two years of the exploration period). On the basis that the Budgeted Expenses are estimated based on the Group’s experience on other gas field projects, the discussion with management of CUCBM and annual exploration costs required for the Contract Areas under the applicable PRC laws and regulations, we consider that a reasonable basis is adopted by the executive Directors in determining the Budgeted Expenses.

The executive Directors advise us that it is uncertain whether CNOOC China or CUCBM will make further funding or expenditure to the development and production cooperation arrangements under the Agreement as at the Latest Practicable Date. Further amount of funding or expenditure to the cooperation arrangements under the Agreement is entirely contingent upon the commercial discovery of CBM within the Contract Areas during the exploration period. The Agreement does not include any terms governing the exact amount of development and production costs to be incurred by CNOOC China and CUCBM. This is consistent with the independent third party production sharing contracts of the Group reviewed by us as set out in the sub-section headed “Other production sharing contracts of the Group”. In relation to the development and production costs, it is stipulated under the

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Agreement that the development and production costs of a CBM Field will be borne by CNOOC China and CUCBM based on their respective actual participating interest in such CBM Field. On the basis that (a) development and production costs of a CBM Field will be shared among parties by reference to their respective proportional participating interest in such CBM Field; (b) the Group is not committed to develop all CBM discoveries as discussed above, in particular, the Group can choose not to participate in the development of a CBM Field if the Group considers that such CBM Field does not have commercial value; (c) the Company will invest in the development of a CBM Field if the Company considers that the investment is in the interests of the Group; (d) the obligations of the Directors to comply with the Listing Rules to ensure that the interests of Shareholders as a whole are taken into account for conducting the transactions contemplated under the Agreement; and (e) the independent third party production sharing contracts of the Group reviewed by us do not include any terms governing the exact amount of development and production costs to be incurred by parties, we are of the view that the terms of the Agreement are fair and reasonable, and in the interests of the Company and the Shareholders as a whole even though the exact amount of development and production costs to be incurred by CNOOC China cannot be determined by the Company as at the Latest Practicable Date.

The executive Directors inform us that all exploration costs (except costs of drilling) will be charged to the profit and loss account as exploration expenses when they are incurred by the Group. Costs of drilling will be temporarily capitalised before the Group determines whether the gas field to have commercial value. If the gas field is subsequently determined to have no commercial value, the costs of drilling temporarily capitalised will be charged to the profit and loss account as exploration expenses.

It is stated in the 2011 annual report that in the future, the Group will continue to increase the momentum in exploration and development; primarily focus on exploration in mature areas while expanding exploration in new areas and new targets; insist on integrating exploration and development and maintain the Company’s oil and gas reserve and production growth. Accordingly, it is expected that more resources will be devoted by the Group for exploration work for coming five years ending 31 December 2012, 2013, 2014, 2015 and 2016. Also, in order to increase the success rate of exploration, the Group intends to conduct extensive geophysical studies in the Contract Areas so as to identify areas with greater potential of CBM reserve and focus exploration work on these greater potential areas. CUCBM is regarded by the Group as an experienced partner with successful track record in developing CBM blocks. The Group can leverage on CUCBM’s expertise and experience to conduct exploration and development work in the Contract Areas. All of these help the Group to minimise the exploration risk.

Future funding and expenditure under the Agreement will be determined in accordance with budget decided for each CBM Field. It is the intention of the Group to finance the Budgeted Expenses in relation to exploration and development of the CBM Fields by internal resources of the Group. If a CBM Field is determined by the Group to have commercial value, it is expected that the Group can record certain level of profit after full recovery of the capital expenditures incurred in relation to exploration and development work on such CBM Field.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

On this basis, the executive Directors are of the view that the entering into of the Agreement will not have any material adverse effect on the Group’s financial position and working capital.

DISCUSSION AND ANALYSIS

The Group has a substantial portfolio of oil and gas reserve, and sees opportunities in the CBM supply business, being a clean energy sector that is supported by the PRC government. To spread risk to some extent, the Group involves CUCBM as a strategic partner to develop the CBM business by entering into of the Agreement.

CUCBM’s expertise and experience in the development and production of CBM gas field will be valuable. We concur with the executive Directors’ strategy that there is a benefit in including CUCBM as a strategic partner and risk sharing in CBM development.

After reviewing the terms of production sharing contracts with independent third parties signed and approved by the PRC authorities between 1 January 2008 and the Latest Practicable Date as outlined above, we are of the view that the terms of the Agreement are fair and reasonable so far as the Independent Shareholders are concerned. Whilst the approval of the Agreement and the transactions contemplated thereunder allows the Group to proceed with the CBM business with CUCBM, the Group is not committed to develop all CBM discoveries as discussed above. In particular, the Group can choose not to participate in the development of a CBM Field if the Group considers that such CBM Field does not have commercial value. The Company will invest in the development of a CBM Field if the Company considers that the investment is in the interests of the Group.

OPINION

Having considered the above principal factors and reasons, we consider that (1) the terms of the Agreement are on normal commercial terms, and fair and reasonable so far as the Independent Shareholders are concerned; and (2) the Agreement and the transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole.

Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Agreement and the transactions contemplated thereunder.

Yours faithfully, for and on behalf of SOMERLEY LIMITED Richard Leung Director

APPENDIX I GENERAL INFORMATION

1.         RESPONSIBILITY STATEMENT

This Circular, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this Circular misleading.

2.         DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Stock Exchange were as follows:

Interests in share options granted by the Company
			Underlying
			shares
			granted
		Exercise	pursuant to
Name of grantee	Date of grant	price	options
		(HK$)
Executive Directors
Wu Guangqi	31 Aug 2005	5.62	1,610,000
	14 June 2006	5.56	1,770,000
	25 May 2007	7.29	1,857,000
	29 May 2008	14.828	1,857,000
	27 May 2009	9.93	1,857,000
	20 May 2010	12.696	1,857,000
Non-executive Directors
Yang Hua	24 February 2003	2.108	1,150,000
	5 February 2004	3.152	1,150,000
	31 August 2005	5.62	1,610,000
	14 June 2006	5.56	1,770,000
	25 May 2007	7.29	1,857,000
	29 May 2008	14.828	1,857,000
	27 May 2009	9.93	2,835,000
	20 May 2010	12.696	2,000,000

APPENDIX I	GENERAL INFORMATION

			Underlying
			shares
			granted
		Exercise	pursuant to
Name of grantee	Date of grant	price	options
		(HK$)
Zhou Shouwei	24 February 2003	2.108	1,750,000
	5 February 2004	3.152	1,750,000
	31 August 2005	5.62	2,450,000
	14 June 2006	5.56	2,700,000
	25 May 2007	7.29	2,835,000
	29 May 2008	14.828	2,835,000
	27 May 2009	9.93	1,800,000
	20 May 2010	12.696	1,800,000
Wu Zhenfang	31 August 2005	5.62	800,000
	14 June 2006	5.56	1,770,000
	25 May 2007	7.29	1,857,000
	29 May 2008	14.828	1,857,000
	27 May 2009	9.93	1,800,000
	20 May 2010	12.696	1,800,000
Independent Non-executive
Directors
Chiu Sung Hong	5 February 2004	3.152	1,150,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Stock Exchange.

APPENDIX I GENERAL INFORMATION

3.         SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:
	Approximate
		percentage
		of the total
	Ordinary	issued
Name of substantial shareholder of the Company	shares held	shares
CNOOC (BVI)	28,772,727,268	64.45%
OOGC	28,772,727,273	64.45%
CNOOC	28,772,727,273	64.45%

Note: CNOOC (BVI) is a direct wholly owned subsidiary of OOGC, which is a direct wholly ownedsubsidiary of CNOOC. Accordingly, CNOOC (BVI)’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. Save as disclosed above, as at the Latest Practicable Date, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4.         PROFESSIONAL QUALIFICATIONS AND CONSENTS

The following are the qualifications of the expert who have given their opinions or advices which are contained in this Circular:

Names	Qualifications

Somerley Limited	A corporation licensed to carry out type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO

(a)
As at the Latest Practicable Date, Somerley did not have any beneficial interest in the share capital of any member of the Group, did not have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and did not have any interest, either directly or indirectly, in any assets which had been, since 31 December 2011,

APPENDIX I GENERAL INFORMATION

being the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

(b)
Somerley has given and has not withdrawn its written consent to the issue of this Circular with inclusion of its opinions and letters, as the case may be, and the reference to its name included herein in the form and context in which it appears.

5.         MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2011, being the date of the latest published audited financial statement of the Company.

6.         SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group referred to in Rule 13.68 of the Listing Rules (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

7.         INTERESTS OF DIRECTORS

(a)
The Directors are not aware that any Director or his respective associate had, as at the Latest Practicable Date, any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would be required to be disclosed under the Listing Rules.

(b)	No Director was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant to the business of the Group taken as a whole.

(c)
Since 31 December 2011, being the date of the latest published audited consolidated accounts of the Company, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or which are proposed to be acquired, disposed of by or leased to, any member of the Group.

8.         GENERAL

(a)	The registered office of the Company is situated at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong.

(b)	The Company’s registrar is Hong Kong Registrars Limited of Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	The English text of this Circular and the accompanying form of proxy shall prevail over the Chinese text in the case of any inconsistency.

APPENDIX I	GENERAL INFORMATION

9.         DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on Monday to Friday (other than public holidays) at the offices of Davis Polk & Wardwell at 18th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong, from the date of this Circular up to and including 17 August 2012:

(a)
the Coalbed Methane Resources Exploration and Development Cooperation Agreement dated 3 August 2012 between CNOOC China and CUCBM in relation to the exploration, development, production and sale of CBM and CBM products;

(b)	the letter of recommendation from the Independent Board Committee, the text of which is set out on page 18 of this Circular;

(c)	the letter of advice issued by Somerley, the text of which is set out on pages 19 to 40 of this Circular; and

(d)	the written consent referred to in paragraph 4 of this Appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 21 August 2012 at 5:30 p.m. at Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong for the purpose of considering and, if thought fit, passing, with or without modification, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT the Agreement and the transactions contemplated thereunder as described in the Circular, be and are hereby approved and that any Director of the Company be and is hereby authorised to do all such further acts and things, execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Agreement and the transactions contemplated thereunder.”

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 3 August 2012

Registered Office:
65th Floor, Bank of China Tower
1 Garden Road
Hong Kong

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

1.
Every member entitled to attend and vote at the EGM (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the EGM or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder entitled to attend and vote at the EGM from attending and voting in person at the EGM or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any Shares, any one of such persons may vote at the EGM (or at any adjournment thereof), either personally or by proxy, in respect of such Shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.
Pursuant to Rule 13.39(4) of the Listing Rules, voting for the resolution set out in the notice of the EGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

6.
The register of members of the Company will be closed from 17 August 2012 (Friday) to 21 August 2012 (Tuesday) (both days inclusive), during which no transfer of Shares will be registered. In order to qualify for attending the EGM, members are reminded to ensure that all instruments of transfer of Shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 16 August 2012 (Thursday).

7.	Capitalised terms used in this notice have the same meaning as is set out in the section entitled “Definitions” on pages 1 to 3 of the Circular of the Company dated 3 August 2012.